Exhibit 4.17

ADDENDUM NO. 1

This Addendum No. 1, including its exhibits, effective October 1st, 2020 (“Addendum Effective Date”), is entered into by and between:

Opera Norway AS, a company registered in Norway with its principal offices at Vitaminveien 4, 0485 Oslo, Norway (“Opera”);

Ying Liang Limited, a company registered under the laws of Hong Kong with its registered address at Unit 1201-05, 12/F, China Resources Building, No.26 Harbour Road, Wanchai, Hong Kong ("Assignee"); and

Mobimagic Digital Technology Limited, a company registered in Hong Kong, with its registered address at Unit 1201-05, 12/F, China Resources Building, No.26 Harbour Road, Wanchai, Hong Kong (“Assignor” or “Company”).

This Addendum No. 1 shall serve to supplement and amend the Marketing & Advertising Services Agreement (SF #12056) entered into effective April 1, 2020 between Opera and Assignor (“Agreement”). The parties are collectively referred to herein as “Parties”, or each individually as a “Party”. The Parties mutually agree as follows:

1.	Background & Purpose
1.1.	Pursuant to the terms and conditions of the Agreement, Opera is enabled to provide certain Advertising Services to Company, and Company is empowered to provide certain Distribution Services to Opera.
1.2.	The Parties now wish to adjust the terms applicable to a particular advertising campaign.
1.3.	Additionally, Company wishes to assign its rights and obligations under the agreement to Assignee.
1.4.	Therefore the Parties have entered into this Addendum No. 1 to define and enact these changes to the Agreement.

2.	Rebate
2.1.

Pursuant to the Agreement, Opera has been performing Advertising services related to an ad campaign for the “Starmaker” product (the “Starmaker Campaign”). Pursuant to §3.4.1 of the Agreement, Opera has paid Company 2% of the rebate Opera earns third parties for trafficking the Starmaker Campaign.

2.2.	The Parties now agree that effective as of the Addendum Effective Date, the share of the rebate Opera will pay to Mobimagic for the Starmaker Campaign shall be increased to 3%.
2.3.

For the avoidance of doubt, the 3% rebate described above applies only to the Starmaker Campaign, and no other change to the Agreement, including §3.4.1 thereof, is intended or agreed as a result of this Addendum 1.

3.	Assignment

3.1.	Assignor hereby assigns all of its rights and obligations under the Agreement (including any current Insertion Orders or Purchase Orders entered into pursuant to the Agreement) to Assignee.

3.2.

Assignee hereby accepts such assignment. As of the Addendum Effective Date, Assignee shall perform all of Assignor’s obligations and assume all of Assignor’s rights under the Agreement, and shall be bound by the terms of the Agreement in every way as if the Assignee was part to the Agreement in place of the Assignor.

3.3.	Opera acknowledges and agrees to the assignment described above.

4.	Applicable Provisions
4.1.

All provisions of the Agreement shall continue in full force and effect unless modified by this Addendum No. 1. All terms defined in the Agreement shall have the same meaning when used herein as given therein. In case of conflict between the Agreement and Addendum No. 1, the latter shall prevail.

IN WITNESS WHEREOF, the Parties hereto have executed this Addendum No. 1:

Opera Norway AS.	Mobimagic Digital Technology Limited

_________________________________	_________________________________

Name: ___________________________	Name: ___________________________

Title: ____________________________	Title: ____________________________

Date: ____________________________	Date: ____________________________

Ying Liang Limited

_________________________________

Name: ___________________________

Title: ____________________________

Date: ____________________________

2